SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Concert Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

206022105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP No: 206022105	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Partners IV, L.P. (“TAP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
557,126 shares, except that Three Arch Management IV, L.L.C. (“TAM IV”), the general partner of TAP IV, may be deemed to have sole power to vote these shares; and Mark A. Wan (“Wan”) and Wilfred E. Jaeger (“Jaeger”), the managing members of TAM IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
557,126 shares, except that TAM IV, general partner of TAP IV, may be deemed to have sole power to dispose of these shares; and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 206022105	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Associates IV, L.P. (“TAA IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,301 shares, except that TAM IV, general partner of TAA IV, may be deemed to have sole power to vote these shares; and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
12,301 shares, except that TAM IV, general partner of TAA IV, may be deemed to have sole power to dispose of these shares; and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,301
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 206022105	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Management IV, L.L.C. (“TAM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
569,427 shares, of which 557,126 are directly owned by TAP IV and 12,301 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to vote these shares, and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
569,427 shares, of which 557,126 are directly owned by TAP IV and 12,301 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to dispose of these shares, and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,427
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 206022105	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Partners III, L.P. (“TAP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
540,375 shares, except that Three Arch Management III, L.L.C. (“TAM III”), the general partner of TAP III, may be deemed to have sole power to vote these shares; and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
540,375 shares, except that TAM III, general partner of TAP III, may be deemed to have sole power to dispose of these shares; and Wan and Jaeger, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 206022105	Page 6 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Associates III, L.P. (“TAA III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
29,052 shares, except that TAM III, general partner of TAA III, may be deemed to have sole power to vote these shares; and Wan and Jaeger, the managing members of TAM III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
29,052 shares, except that TAM III, general partner of TAA III, may be deemed to have sole power to dispose of these shares; and Wan and Jaeger, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 206022105	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Management III, L.L.C. (“TAM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
569,427 shares, of which 540,375 are directly owned by TAP III and 29,052 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to vote these shares, and Wan and Jaeger, the managing members of TAM III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
569,427 shares, of which 540,375 are directly owned by TAP III and 29,052 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to dispose of these shares, and Wan and Jaeger, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,427
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 206022105	Page 8 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark A. Wan (“Wan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0 shares.
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
1,138,854 shares, of which 557,126 are directly owned by TAP IV, 12,301 are directly owned by TAA IV, 540,375 are directly owned by TAP III and 29,052 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to vote the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to vote the shares held by TAP III and TAA III. Wan is a managing member of TAM IV and TAM III, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
1,138,854 shares, of which 557,126 are directly owned by TAP IV, 12,301 are directly owned by TAA IV, 540,375 are directly owned by TAP III and 29,052 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to dispose of the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to dispose of the shares held by TAP III and TAA III. Wan is a managing member of TAM IV and TAM III, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 206022105	Page 9 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wilfred E. Jaeger (“Jaeger”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0 shares.
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
1,138,854 shares, of which 557,126 are directly owned by TAP IV, 12,301 are directly owned by TAA IV, 540,375 are directly owned by TAP III and 29,052 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to vote the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to vote the shares held by TAP III and TAA III. Jaeger is a managing member of TAM IV and TAM III, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
1,138,854 shares, of which 557,126 are directly owned by TAP IV, 12,301 are directly owned by TAA IV, 540,375 are directly owned by TAP III and 29,052 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to dispose of the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to dispose of the shares held by TAP III and TAA III. Jaeger is a managing member of TAM IV and TAM III, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 206022105	Page 10 of 15

ITEM 1(A).	NAME OF ISSUER Concert Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 99 Hayden Avenue, Suite 500
Lexington, MA 02421

ITEM 2(A).	NAME OF PERSONS FILING
Three Arch Partners IV, L.P. (“TAP IV”), Three Arch Associates IV, L.P. (“TAA IV”), Three Arch Partners III, L.P. (“TAP III”), Three Arch Associates III, L.P. (“TAA III”), Three Arch Management IV, L.L.C. (“TAM IV”), Three Arch Management III, L.L.C. (“TAM III”), Mark A. Wan (“Wan”) and Wilfred E. Jaeger (“Jaeger”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Wan and Jaeger are the sole managing members of TAM IV, the sole general partner of TAP IV and TAA IV, and TAM III, the sole general partner of TAP III and TAA III. TAA IV invests alongside TAP IV in all investments made by TAP IV. TAA III invests alongside TAP III in all investments made by TAP III.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Three Arch Partners

3200 Alpine Road

Portola Valley, CA 94028

ITEM 2(C).	CITIZENSHIP

Wan and Jaeger are United States citizens. TAP IV, TAA IV, TAP III and TAA III are limited partnerships organized under the laws of the State of Delaware. TAM IV and TAM III are limited liability companies organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Stock, $0.001 par value per share

ITEM 2(E).	CUSIP NUMBER

206022105

ITEM 3.	Not Applicable

CUSIP No: 206022105	Page 11 of 15
ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 18,186,339 shares of Common Stock outstanding as of November 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2014:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TAP IV, TAA IV, TAP III and TAA III and the limited liability company agreements of TAM IV and TAM III, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP No: 206022105	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

THREE ARCH PARTNERS IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH ASSOCIATES IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH MANAGEMENT IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH PARTNERS III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH ASSOCIATES III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH MANAGEMENT III, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

MARK A. WAN

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

WILFRED E. JAEGER

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

CUSIP No: 206022105	Page 13 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

Exhibit B: Reference to Steve Agelopoulos as Attorney-in-Fact	15

CUSIP No: 206022105	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Concert Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2015

THREE ARCH PARTNERS IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH ASSOCIATES IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH MANAGEMENT IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH PARTNERS III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH ASSOCIATES III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH MANAGEMENT III, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

MARK A. WAN

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

WILFRED E. JAEGER

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

CUSIP No: 206022105	Page 15 of 15

exhibit B

Power of Attorney

Steve Agelopoulos has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.